EUROSEAS LTD.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

August 27, 2015
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
 Washington, D.C.  20549

Re:	Euroseas Ltd. Registration Statement on Form F-1 (File No. 333- 205468)

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Euroseas Ltd., a Marshall Islands corporation (the "Registrant"), hereby requests that the effective date of the above-captioned Registration Statement on Form F-1 (the "Registration Statement") be accelerated to August 31, 2015 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.
The Registrant understands that the staff of the Securities and Exchange Commission (the "Commission") will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, the Registrant represents and acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact Anthony Tu-Sekine (202-737-8833) of Seward & Kissel LLP.

Sincerely,

Euroseas Ltd.
By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer

cc: Anthony Tu-Sekine, Esq., Seward & Kissel LLP